UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No.                     )*
Skechers U.S.A., Inc.

(Name of Issuer)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
830566 10 5

(CUSIP Number)
Ted Weitzman
Associate General Counsel
Skechers U.S.A., Inc.
228 Manhattan Beach Blvd.
Manhattan Beach, California 90266
(310) 318-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	830566 10 5	13D	Page	2	of	8	Pages

1	NAME OF REPORTING PERSONS Gil Schwartzberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		5,000,000 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000,000 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	830566 10 5	13D	Page	3	of	8	Pages

1	NAME OF REPORTING PERSONS Robert Y. Greenberg 2009 Annuity Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		2,500,000 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,500,000 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	830566 10 5	13D	Page	4	of	8	Pages

1	NAME OF REPORTING PERSONS M. Susan Greenberg 2009 Annuity Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		2,500,000 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,500,000 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	830566 10 5	13D	Page	5	of	8	Pages
  Item 1. Security and Issuer
     The title and class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.001 par value per share (“Class A Common Stock”), of Skechers U.S.A., Inc. (the “Issuer”). The principal executive office of the Issuer is located at 228 Manhattan Beach Boulevard, Manhattan Beach, California 90266.
  Item 2. Identity and Background
     This Schedule 13D is being filed by the Robert Y. Greenberg 2009 Annuity Trust (the “RYG 2009 GRAT”), the M. Susan Greenberg 2009 Annuity Trust (the “MSG 2009 GRAT”) and Gil Schwartzberg as sole trustee of each of the RYG 2009 Trust and the MSG 2009 Trust (each a “Reporting Person” and collectively the “Reporting Persons”).
     Gil Schwartzberg is an American citizen and his present principal occupation is attorney. His principal business address is 269 S. Beverly Drive, #1315, Beverly Hills, California 90212.
     The RYG 2009 GRAT is an irrevocable trust that was created under California law pursuant to an agreement dated September 15, 2009 and the trust was funded on the same date. The principal business address of the RYG 2009 GRAT is 228 Manhattan Beach Boulevard, Manhattan Beach, California 90266.
     The MSG 2009 GRAT is an irrevocable trust that was created under California law pursuant to an agreement dated September 15, 2009 and the trust was funded on the same date. The principal business address of the RYG 2009 GRAT is 228 Manhattan Beach Boulevard, Manhattan Beach, California 90266.
     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  Item 3. Source and Amount of Funds or Other Consideration
     As of September 15, 2009, 2,500,000 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), of the Issuer that were held by the Greenberg Family Trust, of which Robert Greenberg and M. Susan Greenberg are co-trustees (the “Greenberg Family Trust”), were gifted to the RYG 2009 GRAT, and 2,500,000 shares of Class B Common Stock of the Issuer that were held by the Greenberg Family Trust were gifted to the MSG 2009 GRAT (collectively, the “Distribution”).
  Item 4. Purpose of Transaction
     The Distribution was made from the Greenberg Family Trust to the RYG 2009 GRAT and the MSG 2009 GRAT for estate planning purposes pursuant to the instruction of Robert Greenberg and M. Susan Greenberg as co-trustees of the Greenberg Family Trust. No consideration was paid by the Reporting Persons for the Distribution.
     Except as set forth in this Statement, the Reporting Persons currently do not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plan at any time, as it deems appropriate, and accordingly the Reporting Persons may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private or open market transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise. Any decision by a Reporting Person either to purchase additional shares of Class A Common Stock or Class B Common Stock or to dispose of any such shares will take into account various factors, including general economic and stock market considerations.
  Item 5. Interest in Securities of the Issuer
     (a) The responses of the Reporting Persons to Row (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of September 15, 2009, the RYG 2009 GRAT beneficially owned 2,500,000 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock. As of September 15, 2009, the MSG 2009 GRAT beneficially owned 2,500,000 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock. As of September 15, 2009, Gil Schwartzberg beneficially owned 5,000,000 shares of Class A Common Stock as follows: 2,500,000 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the RYG 2009 GRAT and 2,500,000 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the MSG 2009 GRAT.

CUSIP No.	830566 10 5	13D	Page	6	of	8	Pages
     The RYG 2009 GRAT beneficially owns 6.9% of the Class A Common Stock, which is based on 33,681,848 shares of Class A Common Stock outstanding as of September 18, 2009 and 2,500,000 shares of Class B Common Stock held by the RYG 2009 GRAT that may be converted at any time into shares of Class A Common Stock. The RYG 2009 GRAT holds 19.6% of the Class B Common Stock which is based on 12,738,483 shares of Class B Common Stock outstanding as of September 18, 2009. The RYG 2009 GRAT holds 5.4% of the aggregate amount of Class A and Class B Common Stock outstanding as September 18, 2009. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of September 18, 2009, the RYG 2009 GRAT holds 15.5% of the combined voting power of the Issuer’s capital stock.
     The MSG 2009 GRAT beneficially owns 6.9% of the Class A Common Stock, which is based on 33,681,848 shares of Class A Common Stock outstanding as of September 18, 2009 and 2,500,000 shares of Class B Common Stock held by the MSG 2009 GRAT that may be converted at any time into shares of Class A Common Stock. The MSG 2009 GRAT holds 19.6% of the Class B Common Stock which is based on 12,738,483 shares of Class B Common Stock outstanding as of September 18, 2009. The MSG 2009 GRAT holds 5.4% of the aggregate amount of Class A and Class B Common Stock outstanding as September 18, 2009. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of September 18, 2009, the MSG 2009 GRAT holds 15.5% of the combined voting power of the Issuer’s capital stock.
     Gil Schwartzberg beneficially owns 12.9% of the Class A Common Stock, which is based on 33,681,848 shares of Class A Common Stock outstanding as of September 18, 2009 and 5,000,000 shares of Class B Common Stock beneficially owned by Mr. Schwartzberg as sole trustee of the RYG 2009 GRAT and the MSG 2009 GRAT that may be converted at any time into shares of Class A Common Stock. Mr. Schwartzberg beneficially owns 39.3% of the Class B Common Stock which is based on 12,738,483 shares of Class B Common Stock outstanding as of September 18, 2009. Mr. Schwartzberg beneficially owns 10.8% of the aggregate amount of Class A and Class B Common Stock outstanding as September 18, 2009. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of September 18, 2009, Mr. Schwartzberg beneficially owns 31.0% of the combined voting power of the Issuer’s capital stock. Mr. Schwartzberg disclaims beneficial ownership of the 5,000,000 shares of Class B Common Stock except to the extent of his pecuniary interest therein, and this schedule shall not be deemed an admission that Mr. Schwartzberg is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. Gil Schwartzberg, as sole trustee of the RYG 2009 GRAT and the MSG 2009 GRAT has sole voting and dispositive power with respect to the 2,500,000 shares of Class B Common Stock held by the RYG 2009 GRAT and the 2,500,000 shares of Class B Common Stock held by the MSG 2009 GRAT.
     (c) Neither the RYG 2009 GRAT nor the MSG 2009 GRAT has had any other transactions in the Class A Common Stock that were effected during the past sixty days.
     Gil Schwartzberg and his immediate family members sold shares and derivatives of Class A Common Stock in open market transactions during the past sixty days as follows: (i) On August 25, 2009, Mr. Schwartzberg purchased 100 call option contracts expiring in January 2010, each of which entitled him to purchase 100 shares of Class A Common Stock for $20 per share, for a total of 10,000 shares. He paid $6,500 for the 100 call option contracts, which amounts to $0.65 per share. (ii) On August 27, 2009, Mr. Schwartzberg purchased 150 call option contracts expiring in January 2010, each of which entitled him to purchase 100 shares of Class A Common Stock for $20 per share, for a total of 15,000 shares. He paid $13,500 for the 100 call option contracts, which amounts to $0.90 per share. (iii) On August 27, 2009, Mr. Schwartzberg purchased 100 call option contracts expiring in April 2010, each of which entitled him to purchase 100 shares of Class A Common Stock for $20 per share, for a total of 10,000 shares. He paid $15,000 for the 100 call option contracts, which amounts to $1.50 per share. (iv) On August 27, 2009, Mr. Schwartzberg’s wife, Debbie Schwartzberg, with whom he shares the same household, purchased 1,500 shares of Class A Common Stock at a purchase price of $16.41 per share for an aggregate of $24,615. (v) On September 14, 2009, Mr. Schwartzberg sold all call options contracts that he had purchased as described in items (i) – (iii). He sold the 250 call option contracts that were to expire in January 2010 at a sales price of $1.55 per share for an aggregate of $38,750. He sold the 100 call option contracts that were to expire in April 2010 at a sales price of $2.20 per share for an aggregate of $22,000. (vi) On September 14, 2009, Ms. Schwartzberg sold all 1,500 shares that she had purchased as described in item (iv) at a sales price of $17.75 per share for an aggregate of $26,625.
     (d) Gil Schwartzberg, as the sole trustee of the RYG 2009 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500,000 shares of Class B Common Stock held by the RYG 2009 GRAT. Certain other beneficiaries of the RYG 2009 GRAT, are entitled to certain distributions of the RYG 2009 GRAT’s property, which may include the Class B Common Stock owned by the RYG 2009 GRAT or dividends therefrom or the proceeds of the sale thereof.
     Gil Schwartzberg, as the sole trustee of the MSG 2009 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500,000 shares of Class B Common Stock held by the MSG 2009 GRAT. Certain other beneficiaries of the MSG 2009 GRAT, are entitled to certain distributions of the MSG 2009 GRAT’s property, which may include the Class B Common Stock owned by the MSG 2009 GRAT or dividends therefrom or the proceeds of the sale thereof.
     (e) Not applicable.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not applicable.
  Item 7. Material to be Filed as Exhibits
     Agreement pursuant to Rule 13d1(k)(1)(iii) concerning Joint Schedule 13D Filing is filed herewith as Exhibit 99.1.

CUSIP No.	830566 10 5	13D	Page	7	of	8	Pages
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.
Dated: September 21, 2009

/s/ Gil Schwartzberg

Gil Schwartzberg

Robert Y. Greenberg 2009 Annuity Trust

By:	/s/ Gil Schwartzberg

Name: Gil Schwartzberg
Title: Trustee

M. Susan Greenberg 2009 Annuity Trust

By:	/s/ Gil Schwartzberg

Name: Gil Schwartzberg
Title: Trustee
ATTENTION: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.	830566 10 5	13D	Page	8	of	8	Pages
EXHIBIT INDEX

Exhibit No.	Description

99.1	Agreement pursuant to Rule 13d1(k)(1)(iii) concerning Joint Schedule 13D Filing